Exhibit 99.2

360 Finance Announces Change to Board of Directors

SHANGHAI, China, Nov. 27, 2019 (GLOBE NEWSWIRE) — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced that FountainVest Partners (“FountainVest”), through its investment arm Ruby Finance Investment Ltd., acquired an aggregate of 11,521,266 ADSs of the Company from certain holders of the Company’s ADSs, upon the completion of which, FountainVest became a significant shareholder of the Company and Mr. Eric Xiaohuan Chen, who was designated by FountainVest, was appointed to the Company’s board of directors (the “Board”) as a director, effective immediately.

Mr. Chen is currently serving as the managing director & head of financial services of FountainVest Partners.  Before joining FountainVest Partners in 2008, Mr. Chen worked in investment banking department of Lehman Brothers and Citigroup since 2006.  From 2004 to 2006, Mr. Chen worked with Micron Technology.  Mr. Chen received his Bachelor’s degree in electrical engineering from National University of Singapore in 2004 and his EMBA degree from China Europe International Business School in 2018.

Mr. Hongyi Zhou, the chairman of the Board, commented, “We are delighted to welcome Mr. Chen to our board. His industry insights and extensive experience will benefit 360 Finance a lot as we work to drive sustainable growth and deliver long-term shareholder value.”

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For more information, please contact:

360 Finance
E-mail: ir@360jinrong.net

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com

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